The Schrödinger Building Oxford Science Park Oxford OX4 4GE United Kingdom	Via EDGAR

September 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracie Mariner
Mr. Kevin Vaughn
Mr. David Gessert
Ms. Celeste Murphy

Re:	Exscientia plc
Amendment No. 3 to Registration Statement on Form F-1
File No. 333-259431

Acceleration Request
Requested Date:	September 30, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on September 30, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of David Boles and Dayne Brown of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Boles of Cooley LLP at +44 (0) 20 7556 4446, or in his absence, Dayne Brown at 1 212 479 6712. Thank you for your assistance with this matter.

[Signature Page Follows]

The Schrödinger Building Oxford Science Park Oxford OX4 4GE United Kingdom	Via EDGAR

Sincerely,

EXSCIENTIA PLC

By:	/s/ Andrew L. Hopkins
Name: Andrew L. Hopkins
Title: Chief Executive Officer

cc:	Benjamin Taylor, Chief Financial Officer, Exscientia plc

David Boles, Cooley (UK) LLP
Divakar Gupta, Cooley LLP
Dayne A. Brown, Cooley LLP
Claire Keast-Butler, Cooley (UK) LLP